FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

10 February 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: 10 February 2005	By:	STEVEN JOHN WEBB

Steven John Webb
Group Company Secretary and
General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

PREMIER FARNELL PLC

2.	Name of shareholder having a major interest

LLOYDS TSB GROUP PLC AND ITS SUBSIDIARIES

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

AS IN 2 ABOVE

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	LLOYDS TSB JERSEY OFFSHORE	12,951
	LLOYDS TSB PRIVATE BANKING	28,895
	SCOTTISH WIDOWS INVESTMENT PARTNERSHIP	14,100,119

5.	Number of shares/amount of stock acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

NOT DISCLOSED

8.	Percentage of issued class

NOT DISCLOSED

9.	Class of security

ORDINARY SHARES OF 5P EACH

10.	Date of transaction

NOT DISCLOSED

11.	Date company informed

9 FEBRUARY 2005

12.	Total holding following this notification

14,139,965

13.	Total percentage holding of issued class following this notification

3.895%

14.	Any additional information

15.	Name of contact and telephone number for queries

STEVEN WEBB
COMPANY SECRETARY AND GENERAL COUNSEL
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS LS12 2QQ
TEL: 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY AND GENERAL COUNSEL

Date of notification : 10 FEBRUARY 2005